RAE Systems Inc.
3775 North First Street
San Jose, California 95134
December 14, 2010
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Allicia Lam

Re:	RAE Systems Inc. Revised Preliminary Proxy Statement on Schedule 14A Filed November 23, 2010 File No. 001-31783 Amendment No. 1 to Schedule 13E-3 Filed November 23, 2010 File no. 005-58813
Dear Ms. Lam:
          We have received your letter, dated December 8, 2010, conveying comments of the staff (the “Staff”) of the Securities and Exchange Commission (“Commission” or “SEC”) regarding the above-referenced fillings. We are outside counsel to RAE Systems Inc. (“Company” or “RAE Systems”) with respect to the transactions described in these filings, and we have provided the Company’s responses to your comments below. For ease of reference, we have set forth below each of the staff’s comments in bold, italicized text in the same numbered order in which they appear in your letter. A copy of the amended Schedule 13E-3 and the revised preliminary proxy statement filed today with the Commission are attached for the Staff’s reference, marked to indicate changes from the Schedule 13E-3 and revised preliminary proxy statement previously filed with the Commission.
1.	The first bullet of the written acknowledgements provided by each filing person appears to disclaim responsibility for any disclosure not related to that filing person. Please ask each filing person to provide written acknowledgements exactly in the form as set forth at the end of this letter.

Response: The written statement of each filing person is attached hereto as requested.
Schedule 13E-3
2.	Regarding your response to prior comment 1 as it relates to Mr. Gausman and Mrs. Chen:

•	Please expand to clarify your belief as to whether each is currently an affiliate of the registrant. We note, for example, that Mr. Gausman currently serves as your chief financial officer and is therefore your affiliate. Also, your response regarding Mrs. Chen appears to address only whether her current employment with registrant provides her with “control” rights. Expand to address her ability to control in other ways, such as through the securities held by the trust for which she serves as trustee. In this regard, we note that such trust is currently a party to the voting agreement mentioned in your disclosure. We also note your revised disclosure on page 23 in response to prior comment 6 regarding the affiliation of the “Rollover Holders” indicates the trust is your affiliate; and

•	Clarify how you concluded that Mr. Gausman and Mrs. Chen would each not be in a position to control the surviving company. Address specifically in your response your disclosure that Mr. Gausman will continue to serve as your chief financial officer, the terms of the severance agreement mentioned on page 42 and the “FCPA Bonus” mentioned in the Form 8-K filed September 20, 2010 to announce the agreement related to the transaction. See Question 201.01 of our Going Private Transactions, Exchange Act Rule 13e-3 and Schedule 13E-3 Compliance and Disclosure Interpretations. We also note that you refer to Mrs. Chen as an “executive” of the surviving entity on page 44 and it appears the trust for which she serves as trustee will hold a significant amount of securities of the surviving entity following the transaction.
Response: The Schedule 13E-3 has been amended to add Ms. Chen as a filing party.
With respect to Mr. Gausman, he is currently an “affiliate” of the Company as a result of his position as its Chief Financial Officer. However, he is not an affiliate of the Purchaser or Merger Sub, and he has no expectation that he will be the chief financial officer of the surviving corporation (or even that he will continue as an employee). Accordingly, he will not be an affiliate of the surviving corporation. It was exactly because Mr. Gausman has no such expectation that the compensation committee of the Company’s board of directors determined that it would be appropriate to provide him with the incentives represented by the Severance Agreement and the closing bonus, in order to incent him to remain with the Company until the closing of the merger. In the absence of these incentives, the Company and the compensation committee were concerned that he might be recruited away from the Company prior to the closing, and the Company and the compensation committee believed that he would play a critical role in bringing the merger to a successful consummation, including participating in the management of our business prior to the closing, drafting and revising the proxy statement, and assisting in due diligence to be conducted by any new bidders (such as the process that is in fact now being conducted with the private equity firm described in the Proxy Statement). None of these activities relate to the period following the completion of the merger.
Revised Preliminary Proxy Statement

Summary Term Sheet, page 1
3.	We reissue prior comment 6. Please state whether each filing person believes the going private transaction is fair or unfair to unaffiliated security holders. The current disclosure is confusing (relating to the company) or incomplete (relating to the Purchaser Group and the Rollover Holders).

Response: The Proxy Statement has been revised on pages 3 – 5, 19, 25, 32 – 38 and 52 to clarify that each filing person believes the going private transaction is fair to unaffiliated securityholders.
Purposes of the Transaction ..., page 3
4.	Please tell us why your revisions added in response to prior comment 3 do not include “Mr. Chen’s desire to receive cash for a portion of his shares,” as stated in that response, or the tax implications added to page 31. Also balance your disclosure regarding the advantages of the merger structure with disclosure that no alternative means of going private were considered, as disclosed on page 24.

Response: The Proxy Statement has been revised on page 4 in response to this comment.
Questions and Answers, page 9
5.	Please revise this section to avoid duplicating disclosure already included in the Summary Term Sheet.

Response: The Proxy Statement has been revised on page 9 in response to this comment.

Implementation of a Strategic Process, page 15
6.	Please expand your response to prior comment 9 to clarify whether the preliminary financial analyses were written, as previously requested and, if so, please provide us with a supplemental copy of the reports. Also clarify why you believe those analyses are not materially related to the transaction, given that the Special Committee reviewed these preliminary financial analyses in determining whether RAE Systems should pursue the Battery Ventures proposal. Alternatively, please provide the disclosure required by Item 1015 of Regulation M-A and file the presentations as exhibits to the Schedule 13E-3.

Response: The preliminary analyses were in a written document, which was filed as Exhibit (c)(2) to the Schedule 13E-3 on October 21, 2010. A copy is enclosed supplementally. Although the Company and UBS continue to believe that the preliminary analyses are not subject to Item 1015 of Regulation M-A, the Proxy Statement has been revised on page 14 to include a summary of the preliminary analyses.

7.	We note your revisions in response to prior comment 10. Please expand to clarify why and how the Special Committee believed that Bidders E-J were “unlikely to reach valuations that would be competitive with those” of the bidders you identify.

Response: The Proxy Statement has been revised on page 17 in response to this comment.

8.	We reissue prior comment 11 given that it continues to be unclear from your disclosure on page 19 how the $1.60 share price was determined. While we note the disclosure in the added parenthetical, it is unclear how those factors relate to the share price proposed. For example, why was the proposed share price tied to the range proposed by Bidder A and why was the selected share price at $1.60 rather than some other number within that range? What impact did the conditions of Bidder A’s proposal, as indicated in the bullet points, have on the share price selected? Please revise.

Response: The Proxy Statement has been revised on page 19 in response to this comment.

9.	We note your revisions in response to prior comment 12. Please:
•	expand your disclosure regarding the August 17, 2010 proposal to clarify what were the specific terms of the proposal to Mr. Chen and Dr. Hsi. For example, how many shares were proposed to rolled over and cashed out, what were the proposed material terms of the securities to be issued and what was the proposed composition of the board and “related governance matters?” Also clarify whether any counter-proposals were made by Mr. Chen and Dr Hsi; and

•	clarify the nature and extent of the discussions that occurred on August 20, 2010. For example, you refer to the terms being “further discussed,” but it is unclear what discussions transpired. You also state that Mr. Chen and Battery Ventures “confirmed the agreement,” but your disclosure does not mention any prior agreement, including when or how that agreement was reached or what were its material terms.
Response: The Proxy Statement has been revised on pages 19 – 20 in response to this comment.
10.	Please expand your revisions added in response to prior comment 13 to clarify the substantive negotiations that have occurred with the private equity firm, including the material terms proposed by the parties, and whether and why those terms were rejected or accepted.

Response: No substantive negotiations have occurred with this private equity firm other than the delivery by this firm of the non-binding proposal described in the Proxy Statement. The Proxy Statement has been revised accordingly on page 22, and this disclosure will be updated as appropriate if any substantive negotiations with this bidder occur.

Reasons for the Merger. . . page 22
11.	We note your response to prior comment 5:
•	It is unclear how many of the factors you added to your disclosure in response to the first bullet would relate to your decision to go private now as opposed to any other time. For example, why are the business, market and execution risks different now than at another time? Why are the costs and expenses of being a public company now so great that they lead you to conclude that going private was preferable to remaining public and how are these costs and expenses reflected in your projection financial information on page 68? Please revise substantially. Also revise the similar conclusory statements added to the disclosure regarding the reasons of each other filing person;

•	Clarify the nature of the “new cost reduction” and “significant investments” mentioned on page 22 and how being a public company could inhibit your ability to make those investments and take those measures. Also tell us, with a view toward disclosure, how the projected financial information on page 68 reflects the reduction and investment you mention;

•	The second bullet on page 23 refers vaguely to having considered your projected financial results and the risks to achieving those results. Clarify how those financial results were considered; and

•	Given your disclosure on page 24 and elsewhere that no alternative methods of going private were considered, clarify the basis for the disclosed beliefs that there was no reasonable prospect of such alternatives providing value at least comparable to an acquisition. Also clarify, the “significant risks and uncertainties” you mention.
Response: The Proxy Statement has been revised on pages 22 – 25 in response to this comment.
The Company supplementally advises the Staff that the projected financial information on page 70 of the Proxy Statement reflects the costs of being a public company, and reflects increased investment in research and development, and reductions in costs through reduction in general and administrative expenses and consolidation of manufacturing operations, as disclosed on page 70.
12.	We note your revisions in response to prior comment 17. Please expand to clarify why the “Special Committee did not establish a specific going concern value. . . in considering the fairness of the merger consideration” given the disclosed beliefs of the Special Committee as to the going concern value of registrant as it relates to the liquidation value of registrant and the analysis of UBS, which was adopted by the Special Committee, appears to address the registrant’s going concern value.
Response: The proxy statement has been revised on page 26 in response to this comment. The Company supplementally advises the Staff that because of the inherent subjectivity in establishing a single going-concern value, it is our understanding that it is not common for boards of directors, or special committees, to do so in the context of evaluating the fairness of a transaction such as the merger.
Opinion of the Financial Advisor to RAE Systems’ Special Committee, page 25
13	We disagree with your analysis in response to prior comment 19 and we reissue the comment.

Response: The Proxy Statement has been revised on pages 29 – 30 in response to this comment.
Selected Public Companies Analysis, page 27
14.	We note your response to our prior comment 20 and reissue it, in part. Please disclose whether any companies that met the criteria you disclose were excluded and if so, name the excluded companies and disclose the reasons for the exclusion.

Response: The Company supplementally advises the Staff that UBS confirms that no companies that met the disclosed criteria were excluded from the analysis and revised the Proxy Statement on page 29 to delete the word “following” to clarify the disclosure regarding the selected public companies and to remove any potential inference that any companies were excluded.

15.	We note your response to prior comment 21. Please disclose the substance of your response in each of the analyses referenced in the initial comment.

Response: The Company notes that the disclosure under “-Opinion of the Financial Advisor to RAE Systems’ Special Committee” contains the following paragraph:
In connection with rendering its opinion to the Special Committee, UBS performed a variety of financial and comparative analyses which are summarized below. The following summary is not a complete description of all analyses performed and factors considered by UBS in connection with its opinion. The preparation of a financial opinion is a complex process involving subjective judgments and is not necessarily susceptible to partial analysis or summary description. With respect to the selected public companies analysis and the selected transaction analysis summarized below, no company or transaction used as a comparison was identical to either RAE Systems or the merger. These analyses necessarily involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the public trading or acquisition values of the companies concerned.
The Company and UBS believe that this fully discloses the substance of the response to the comment for the entire section, and does not need to be repeated for each particular analysis described in the section. Such repetition would be redundant and repetitive, since the existing disclosure addresses all of the analyses.
Selected Transactions Analysis, page 29
16.	We note your response to prior comment 20; however, the concern of that comment is not whether companies other than those disclosed were used in the analysis. Instead, the concern is whether in performing the analysis, companies that met the disclosed criteria were excluded from that analysis. Please expand your response or revise your disclosure, as appropriate.

Response: The Company supplementally advises the Staff that UBS confirms that no transactions that met the disclosed criteria were excluded from the analysis and revised the Proxy Statement on page 30 to delete the words “following” and “selected” to clarify the disclosure regarding the selected transactions.

Purposes and Reasons for the Merger of the Purchaser Group, page 30
17.	We reissue prior comment 16, in part. Please revise to clarify the extent to which the conclusions disclosed on pages 30 — 32 regarding the procedural fairness of the transaction as determined by each filing person are based on the matters referenced in Item 1014(c) and (d) of Regulation M-A, particularly in light of the percentage of shares your affiliates intend to vote in favor of the transaction.

Response: The Proxy Statement has been revised accordingly, starting on page 32.
Certain Projections, page 67
18.	We note your response to our prior comment 28. Please disclose that the projected financial information has been prepared in accordance with GAAP or, if not, comply with our prior comment.

Response: The Proxy Statement has been revised on page 69 to disclose that the projected financial information has been prepared in accordance with GAAP.
Security Ownership of Certain Beneficial Owners and Management, page 75
19.	Delete the last sentence of footnote 3 to the table in this section. The statement is inappropriate given the filing of the Schedule 13D.

Response: The Proxy Statement has been revised on page 78 to delete this sentence.

20	We reissue prior comment 29 as it relates to Battery Ventures. While we note that such entity appears in note 3, it remains unclear why that entity is not also in your table.

Response: The Proxy Statement has been revised on page 78 to include Battery Ventures in the table.

Form of Proxy Card
21.	Please revise your form of proxy card to clearly identify it as being preliminary. See Rule 14a-6(e)(1) of Regulation 1 4A.

Response: The form of proxy card has been revised accordingly.
           We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the filing persons are in possession of all facts relating to each filing person’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.
          In responding to our comments, please provide a written statement from each filing person acknowledging that:
•	The filing persons are responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The filings persons may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
          Response: The written statement of each filing person is attached hereto as requested.
          Copies of substantive pleadings, including all complaints filed in connection with lawsuits that have been filed subsequent to the filing of our revised preliminary proxy statement on November 23, 2010 and discussed in “Litigation Relating to the Merger” on page 52 of the revised preliminary proxy statement are supplementally provided as Exhibit A hereto. The time for defendants to respond to the complaints has not yet expired, and so no answers or other responsive pleadings have been filed yet.
           Should you have any questions or comments concerning this response to your comment letter, please contact me at (415) 875-2455, or Randall Gausman, the Company’s Chief Financial Officer, at (408) 952-8404.

Sincerely, /s/ David K. Michaels David K. Michaels

cc:	Susan Wang-Wade (Chair, Special Committee) Randall K. Gausman (Chief Financial Officer) Alfred Browne (Cooley LLP) Robert Ishii (Wilson Sonsini Goodrich & Rosati)
Enclosures

RAE Systems Inc.
3775 North First Street
San Jose, California 95134
December 14, 2010
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Alicia Lam

Re:	RAE Systems Inc. Revised Preliminary Proxy Statement on Schedule 14A Filed November 23, 2010 File No. 001-31783 Amendment No. 1 to Schedule 13E-3 Filed November 23, 2010 File no. 005-58813
Dear Ms. Lam:
In connection with the letter dated December 8, 2010, conveying comments of Staff of the Securities and Exchange Commission to the above referenced filings, the undersigned filing person hereby acknowledges that:
•	the filing persons are responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the filing persons may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws at the United States.
Sincerely yours,
RAE SYSTEMS INC.
By: /s/ Randall K. Gausman
Name: Randall K. Gausman
Title: Chief Financial Officer

Chen Revocable Trust DTD 5/8/2001
c/o RAE Systems Inc.
3775 North First Street
San Jose, California 95134
December 14, 2010
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Alicia Lam

Re:	RAE Systems Inc. Revised Preliminary Proxy Statement on Schedule 14A Filed November 23, 2010 File No. 001-31783 Amendment No. 1 to Schedule 13E-3 Filed November 23, 2010 File no. 005-58813
Dear Ms. Lam:
In connection with the letter dated December 8, 2010, conveying comments of Staff of the Securities and Exchange Commission to the above referenced filings, the undersigned filing person hereby acknowledges that:
•	the filing persons are responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the filing persons may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws at the United States.
Sincerely yours,
Chen Revocable Trust DTD 5/8/2001
By: /s/ Robert I. Chen
Name: Robert I. Chen
Title: Trustee
By: /s/ Lien Q. Chen
Name: Lien Q. Chen
Title: Trustee

Chen Family Foundation
c/o RAE Systems Inc.
3775 North First Street
San Jose, California 95134
December 14, 2010
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Alicia Lam

Re:	RAE Systems Inc. Revised Preliminary Proxy Statement on Schedule 14A Filed November 23, 2010 File No. 001-31783 Amendment No. 1 to Schedule 13E-3 Filed November 23, 2010 File no. 005-58813
Dear Ms. Lam:
In connection with the letter dated December 8, 2010, conveying comments of Staff of the Securities and Exchange Commission to the above referenced filings, the undersigned filing person hereby acknowledges that:
•	the filing persons are responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the filing persons may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws at the United States.
Sincerely yours,
Chen Family Foundation
By: /s/ Robert I. Chen
Name: Robert I. Chen
By: /s/ Lien Q. Chen
Name: Lien Q. Chen

Robert I. Chen
c/o RAE Systems Inc.
3775 North First Street
San Jose, California 95134
December 14, 2010
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Alicia Lam

Re:	RAE Systems Inc. Revised Preliminary Proxy Statement on Schedule 14A Filed November 23, 2010 File No. 001-31783 Amendment No. 1 to Schedule 13E-3 Filed November 23, 2010 File no. 005-58813
Dear Ms. Lam:
In connection with the letter dated December 8, 2010, conveying comments of Staff of the Securities and Exchange Commission to the above referenced filings, the undersigned filing person hereby acknowledges that:
•	the filing persons are responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the filing persons may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws at the United States.
Sincerely yours,
Robert I. Chen
By: /s/ Robert I. Chen
Name: Robert I. Chen

Lien Q. Chen
c/o RAE Systems Inc.
3775 North First Street
San Jose, California 95134
December 14, 2010
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Alicia Lam

Re:	RAE Systems Inc. Revised Preliminary Proxy Statement on Schedule 14A Filed November 23, 2010 File No. 001-31783 Amendment No. 1 to Schedule 13E-3 Filed November 23, 2010 File no. 005-58813
Dear Ms. Lam:
In connection with the letter dated December 8, 2010, conveying comments of Staff of the Securities and Exchange Commission to the above referenced filings, the undersigned filing person hereby acknowledges that:
•	the filing persons are responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the filing persons may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws at the United States.
Sincerely yours,
Lien Q. Chen
By: /s/ Lien Q. Chen
Name: Lien Q. Chen

Peter C. Hsi
c/o RAE Systems Inc.
3775 North First Street
San Jose, California 95134
December 14, 2010
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Alicia Lam

Re:	RAE Systems Inc. Revised Preliminary Proxy Statement on Schedule 14A Filed November 23, 2010 File No. 001-31783 Amendment No. 1 to Schedule 13E-3 Filed November 23, 2010 File no. 005-58813
Dear Ms. Lam:
In connection with the letter dated December 8, 2010, conveying comments of Staff of the Securities and Exchange Commission to the above referenced filings, the undersigned filing person hereby acknowledges that:
•	the filing persons are responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the filing persons may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws at the United States.
Sincerely yours,
Peter C. Hsi
By: /s/ Peter C. Hsi
Name: Peter C. Hsi

Hsi Family Trust
c/o RAE Systems Inc.
3775 North First Street
San Jose, California 95134
December 14, 2010
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Alicia Lam

Re:	RAE Systems Inc. Revised Preliminary Proxy Statement on Schedule 14A Filed November 23, 2010 File No. 001-31783 Amendment No. 1 to Schedule 13E-3 Filed November 23, 2010 File no. 005-58813
Dear Ms. Lam:
In connection with the letter dated December 8, 2010, conveying comments of Staff of the Securities and Exchange Commission to the above referenced filings, the undersigned filing person hereby acknowledges that:
•	the filing persons are responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the filing persons may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws at the United States.
Sincerely yours,
Hsi Family Trust
By: /s/ Peter C. Hsi
Name: Peter C. Hsi
Title: Trustee
By: /s/ Sandy Hsi
Name: Sandy Hsi
Title: Trustee

Rudy Acquisition Corp.
c/o Battery Ventures
930 Winter Street, Suite 2500
Waltham, MA 02451
December 14, 2010
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Alicia Lam

Re:	RAE Systems Inc.
Revised Preliminary Proxy Statement on Schedule 14A
Filed November 23, 2010
File No. 001-31783
Amendment No. 1 to Schedule 13E-3
Filed November 23, 2010
File No. 005-58813
Dear Ms. Lam:
In connection with the letter dated December 8, 2010, conveying comments of the Staff of the Securities and Exchange Commission to the above referenced filings, the undersigned filing person hereby acknowledges that:
•	the filing persons are responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the filing persons may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Sincerely,
Rudy Acquisition Corp.

By:	/s/ Jesse Feldman Name: Jesse Feldman
Title: Secretary

Rudy Merger Sub Corp.
c/o Battery Ventures
930 Winter Street, Suite 2500
Waltham, MA 02451
December 14, 2010
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Alicia Lam

Re:	RAE Systems Inc.
Revised Preliminary Proxy Statement on Schedule 14A
Filed November 23, 2010
File No. 001-31783
Amendment No. 1 to Schedule 13E-3
Filed November 23, 2010
File No. 005-58813
Dear Ms. Lam:
In connection with the letter dated December 8, 2010, conveying comments of the Staff of the Securities and Exchange Commission to the above referenced filings, the undersigned filing person hereby acknowledges that:
•	the filing persons are responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the filing persons may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Sincerely,
Rudy Merger Sub Corp.

By:	/s/ Jesse Feldman Name: Jesse Feldman
Title: Secretary

Battery Ventures VIII, L.P.
c/o Battery Ventures
930 Winter Street, Suite 2500
Waltham, MA 02451
December 14, 2010
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Alicia Lam

Re:	RAE Systems Inc.
Revised Preliminary Proxy Statement on Schedule 14A
Filed November 23, 2010
File No. 001-31783
Amendment No. 1 to Schedule 13E-3
Filed November 23, 2010
File No. 005-58813
Dear Ms. Lam:
In connection with the letter dated December 8, 2010, conveying comments of the Staff of the Securities and Exchange Commission to the above referenced filings, the undersigned filing person hereby acknowledges that:
•	the filing persons are responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the filing persons may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Sincerely,
Battery Ventures VIII, L.P.
By: Battery Partners VIII, LLC, its General Partner

By:	/s/ Morgan Jones Name: Morgan Jones
Title: Managing Member

Battery Ventures VIII Side Fund, L.P.
c/o Battery Ventures
930 Winter Street, Suite 2500
Waltham, MA 02451
December 14, 2010
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Alicia Lam

Re:	RAE Systems Inc.
Revised Preliminary Proxy Statement on Schedule 14A
Filed November 23, 2010
File No. 001-31783
Amendment No. 1 to Schedule 13E-3
Filed November 23, 2010
File No. 005-58813
Dear Ms. Lam:
In connection with the letter dated December 8, 2010, conveying comments of the Staff of the Securities and Exchange Commission to the above referenced filings, the undersigned filing person hereby acknowledges that:
•	the filing persons are responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the filing persons may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Sincerely,
Battery Ventures VIII Side Fund, L.P.
By: Battery Partners VIII Side Fund, LLC, its General Partner

By:	/s/ Morgan Jones Name: Morgan Jones
Title: Managing Member